Ciralight Global, Inc.
                           670 E. Parkridge, Suite 112
                            Corona, California 92879
                                 (877) 520-5005

                               September 20, 2011

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, NE
Washington, D.C. 20549

Attention:     Pamela A. Long, Assistant Director
               Division of Corporation Finance

               Craig E. Slivka, Special Counsel

Re:            Ciralight Global, Inc.
               Registration Statement on Form S-1
               Post-Effective Amendment No. 1
               File No. 333-165638

Dear Madam or Sir,

     Ciralight Global, Inc. is filing herewith Post-Effective Amendment No. 1 to the referenced Form S-1 ("Form S-1/A"). The purpose of this amendment is to update the filing by including our audited financial statements for the fiscal year ended December 31, 2010, and to include interim (unaudited) financial information contained in our Form 10-Qs for the first and second quarters of 2011. We have also updated information about Ciralight Global's business, the Management's Discussion and Analysis and Executive Compensation sections and
Item 15 of Part II. We have also included updated Consents of our counsel and auditors and an updated legal opinion of our counsel.

     We have never issued a prospectus related to this offering, and none of the shares of our selling shareholders have been offered or sold pursuant to this filing, as we had no market for our common stock. However, we have been working with Wilson-Davis Securities, who filed a Form 211 with FINRA, so that our common stock can be quoted on the OTCBB. We anticipate that the Form 211 will be cleared by FINRA in the next few days.

                        General Amendments to Our Filing

     In addition to the amendments and revisions described above, we have made various minor updating revisions to the dates of information in some of the tables and other sections in the filing and we have corrected a few typographical errors.

     Please address any further comments to our attorney, David E. Wise, Esq. Mr. Wise's contact information is set forth below:

                          Law Offices of David E. Wise
                                 Attorney at Law
                                  The Colonnade
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                            Telephone: (210) 558-2858
                            Facsimile: (210) 579-1775
                             Email: wiselaw@gvtc.com

Sincerely,


By: /s/ Jeffrey S. Brain
    ---------------------------------
    Jeffrey S. Brain
    President